

Mail Stop 3561

October 29, 2009

Mr. Daniel Grodnik
President
Mass Hysteria Entertainment Company, Inc.
5555 Melrose Avenue, Swanson Building, Suite 400
Hollywood, CA 90038

   Re: Mass Hysteria Entertainment Company, Inc.
      Item 4.01 Form 8-K
      Filed October 13, 2009
      File No. 0-53739

Dear Mr. Grodnik:

  We have completed our review of your Form 8-K and have no further comments at this time.

        Sincerely,

        Ta Tanisha Meadows
        Staff Accountant